UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 8, 2025

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Highlights New CARVYKTI® Data in Multiple Myeloma and First-in-Human Results from Novel CAR-T Platform in Non-Hodgkin Lymphoma

On December 6, 2025, Legend Biotech Corporation (“Legend Biotech” or the “Company”) issued a press release announcing new data presented at the 67th American Society of Hematology (ASH) Annual Meeting in Orlando, FL. New results from the CARTITUDE 1 and CARTITUDE-4 studies showed that a single infusion of CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) provided long-term progression free survival benefit in patients with standard-risk relapsed/refractory multiple myeloma. Additionally, new results from the CARTITUDE-4 study showed that earlier use of CARVYKTI® is associated with better immune fitness and stronger immune effects.

In addition to the CARVYKTI data, early results from the ongoing Phase 1 study of LUCAR-G39D demonstrated a manageable safety profile and encouraging antitumor activity in adults with relapsed or refractory B-cell non-Hodgkin lymphoma.

The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-272222 and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated December 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: December 8, 2025	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer